Mail Stop 4561

    								October 19, 2005

Richard Rudman
President and Chief Executive Officer
Vocus, Inc.
4296 Forbes Boulevard
Lanham, MD  20706

Re:  	Vocus, Inc.
	Amendment No. 4 to Form S-1
      	Filed on October 11, 2005
	File No. 333-125834

Dear Mr. Rudman:

    	We have reviewed your responses and have the following comment.

Vocus, Inc. and Subsidiaries Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page F-13
1. In response to prior comment No.18 from our letter dated July
15,
2005, you indicated that you would disclose in MD&A the factors contributing to the difference between the fair value at each grant date and the estimated IPO price per paragraph 180(b) of the
Practice
Aid.   We note that such disclosure is absent in the most recent
amendment filed.  Revise accordingly.

    	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. We may have additional comments based on reviewing your amendment and responses to our comments.

	You may contact Morgan Youngwood at 202-551-3479 or Melissa Walsh at 202-551-3224, if you have questions regarding comments on the financial statements and related matters. Please address all other comments to Maryse Mills-Apenteng at 202-551-3457. If you require further assistance you may contact the undersigned at 202-551-3730.

								Sincerely,



      Barbara C. Jacobs
								Assistant Director

cc:	Stephen A. Riddick, Esq.
      Greenberg Traurig, LLP
      	800 Connecticut Avenue, N.S.  Suite 500
      	Washington, D.C.  20006


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Richard Rudman
Vocus, Inc.
October 19, 2005
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